Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Reference is made to Borr Drilling Limited’s (“Borr Drilling” or the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) stock exchange releases related to the subsequent offering of 10,000,000 new shares on the Oslo Stock Exchange (the “Offer Shares” and the “Subsequent Offering”), each at a subscription price at USD 0.53 per Offer Share.

The Subsequent Offering was settled Friday 27 November 2020, and the Company’s issued share capital has been increased by USD 500,000 to USD 11,015,935.20, divided into 220,318,704 common shares with a nominal value of USD 0.05 per common share.

The common shares referred to herein have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Hamilton, Bermuda, 30 November 2020